PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(in millions except per share amounts, unaudited)

	12 Weeks Ended		
	3/22/08		3/24/07
Net Revenue	$ 8,333	$	7,350
Cost of sales	3,834		3,285
Selling, general and administrative expenses	2,934		2,635
Amortization of intangible assets	12		11
Operating Profit	1,553		1,419
Bottling equity income	70		74
Interest expense	(58)		(42)
Interest income	1		22
Income before income taxes	1,566		1,473
Provision for income taxes	418		377
Net Income	$ 1,148	$	1,096
Net Income Per Common Share			
Basic	$ 0.72	$	0.67
Diluted	$ 0.70	$	0.65
Cash Dividends Declared Per Common Share	$ 0.375	$	0.30

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, unaudited)

	12 Weeks Ended	
	3/22/08	3/24/07
Operating Activities		
Net income	$ **1,148**	$ 1,096
Depreciation and amortization	**303**	276
Stock-based compensation expense	**72**	63
Excess tax benefits from share-based payment arrangements	**(53)**	(47)
Pension and retiree medical plan contributions	**(38)**	(34)
Pension and retiree medical plan expenses	**104**	118
Bottling equity income, net of dividends	**(52)**	(57)
Deferred income taxes and other tax charges and credits	**122**	11
Change in accounts and notes receivable	**(353)**	(377)
Change in inventories	**(175)**	(134)
Change in prepaid expenses and other current assets	**(335)**	(75)
Change in accounts payable and other current liabilities	**(326)**	(413)
Change in income taxes payable	**151**	269
Other, net	**(48)**	(70)
Net Cash Provided by Operating Activities	**520**	626
Investing Activities		
Capital spending	**(309)**	(267)
Sales of property, plant and equipment	**53**	4
Acquisitions and investments in noncontrolled affiliates	**(146)**	(431)
Cash proceeds from sale of The Pepsi Bottling Group (PBG) and PepsiAmericas, Inc. (PAS) stock	**80**	94
Short-term investments, by original maturity		
More than three months – purchases	**-**	(13)
More than three months – maturities	**1**	13
Three months or less, net	**557**	402
Net Cash Provided by/(Used for) Investing Activities	**236**	(198)
Financing Activities		
Payments of long-term debt	**(254)**	(26)
Short-term borrowings, by original maturity		
More than three months – proceeds	**48**	1
More than three months – payments	**(49)**	(8)
Three months or less, net	**1,979**	21
Cash dividends paid	**(610)**	(498)
Share repurchases – common	**(1,460)**	(882)
Share repurchases – preferred	**(1)**	(2)
Proceeds from exercises of stock options	**223**	236
Excess tax benefits from share-based payment arrangements	**53**	47
Net Cash Used for Financing Activities	**(71)**	(1,111)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	**9**	(1)
Net Increase/(Decrease) in Cash and Cash Equivalents	**694**	(684)
Cash and Cash Equivalents – Beginning of year	**910**	1,651
Cash and Cash Equivalents – End of period	$ **1,604**	$ 967

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions)

	(Unaudited) 3/22/08	12/29/07
Assets		
Current Assets		
Cash and cash equivalents	$ 1,604	$ 910
Short-term investments	993	1,571
Accounts and notes receivable, less allowance: 3/08 – $67, 12/07 – $69	4,813	4,389
Inventories		
Raw materials	1,096	1,056
Work-in-process	225	157
Finished goods	1,171	1,077
	2,492	2,290
Prepaid expenses and other current assets	1,163	991
Total Current Assets	11,065	10,151
Property, Plant and Equipment	22,101	21,896
Accumulated Depreciation	(10,838)	(10,668)
	11,263	11,228
Amortizable Intangible Assets, net	792	796
Goodwill	5,209	5,169
Other Nonamortizable Intangible Assets	1,256	1,248
Nonamortizable Intangible Assets	6,465	6,417
Investments in Noncontrolled Affiliates	4,370	4,354
Other Assets	1,744	1,682
Total Assets	$ 35,699	$ 34,628

Continued on next page.

PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(in millions except per share amounts)

	(Unaudited) 3/22/08	12/29/07
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term obligations	$ 1,103	$ -
Accounts payable and other current liabilities	7,386	7,602
Income taxes payable	98	151
Total Current Liabilities	8,587	7,753
Long-term Debt Obligations	4,884	4,203
Other Liabilities	4,833	4,792
Deferred Income Taxes	681	646
Total Liabilities	18,985	17,394
Commitments and Contingencies		
Preferred Stock, no par value	41	41
Repurchased Preferred Stock	(133)	(132)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share:		
Authorized 3,600 shares, issued 3/08 and 12/07 – 1,782 shares	30	30
Capital in excess of par value	336	450
Retained earnings	28,642	28,184
Accumulated other comprehensive loss	(711)	(952)
	28,297	27,712
Less: repurchased common stock, at cost:		
3/08 – 192 shares, 12/07 – 177 shares	(11,491)	(10,387)
Total Common Shareholders' Equity	16,806	17,325
Total Liabilities and Shareholders' Equity	$ 35,699	$ 34,628

See accompanying Notes to the Condensed Consolidated Financial Statements.

PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT

OF COMPREHENSIVE INCOME

(in millions, unaudited)

| | 12 Weeks Ended | |
	3/22/08	3/24/07
Net Income	$ 1,148	$ 1,096
Other Comprehensive Income		
Currency translation adjustment	154	(32)
Reclassification of pension and retiree medical losses to net income, net of tax	71	32
Cash flow hedges, net of tax:		
Net derivative gains	12	3
Reclassification of losses to net income	6	3
Unrealized (losses)/gains on securities, net of tax	(2)	2
	241	8
Comprehensive Income	$ 1,389	$ 1,104

See accompanying Notes to the Condensed Consolidated Financial Statements.

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XBRL report	pep-20080322.xml
XBRL taxonomy schema	pep-20080322.xsd
XBRL taxonomy linkbase	pep-20080322_lab.xml
XBRL taxonomy linkbase	pep-20080322_pre.xml
XBRL taxonomy linkbase	pep-20080322_cal.xml